Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE

December 10, 2021

Via EDGAR and E-mail

Sergio Chinos, Esquire

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nextracker Inc.

Amendment No. 4 to Draft Registration Statement on Form S-1

Submitted September 27, 2021

CIK No. 0001852131

Ladies and Gentlemen:

On behalf of Nextracker Inc. (the “Registrant”), we hereby confidentially submit amendment no. 5 (“Amendment No. 5”) to the Registrant’s draft Registration Statement on Form S-1. Amendment No. 5 has been marked to show all changes made to amendment no. 4 (“Amendment No. 4”) to the Registrant’s draft Registration Statement.

Set forth below is the Registrant’s response to the comment of the Staff of the Commission (the “Staff”) on Amendment No. 4, as set forth in the Staff’s letter dated October 6, 2021. The response follows the comment and, where applicable, includes page references to Amendment No. 5 indicating where disclosure has been added in response to the Staff’s comment.

DRS/A submitted September 27, 2021

Financial Statements

2. Summary of accounting policies

Contract balances/Accounts receivable, net, page F-27

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Sergio Chinos, Esquire

United States Securities and Exchange Commission

December 10, 2021

1.

We note your response to prior comment 1 and the revised disclosures you provided in the notes to your financial statements; however, it does not appear you fully addressed our prior comment and it also appears your current disclosures may be inconsistent and confusing. Please more fully address the following:

•

Although you identify all unbilled receivables as contract assets, it remains unclear to us how you determined presenting contract assets in the same balance sheet line item as accounts receivable is appropriate and complies with ASC 606-10-45-1 through 45-5. Explain why you believe your current presentation is appropriate and complies with ASC 606 or revise your financial statements and related disclosures accordingly.

Response: The Registrant believes that its presentation of its accounts receivable aligns with the guidance in ASC 606-10-45-1 through 45-5, and is consistent with International Financial Reporting Standards Basis for Conclusion 323, which state in relevant part:

606-10-45-1: When either party to a contract has performed, an entity shall present the contract in the statement of financial position as a contract asset or a contract liability, depending on the relationship between the entity’s performance and the customer’s payment. An entity shall present any unconditional rights to consideration separately as a receivable.

606-10-45-5: This guidance uses the terms contract asset and contract liability but does not prohibit an entity from using alternative descriptions in the statement of financial position for those items. If an entity uses an alternative description for a contract asset, the entity shall provide sufficient information for a user of the financial statements to distinguish between receivables and contract assets.

BC323: The Boards noted that making the distinction between a contract asset and a receivable is important because doing so provides users of financial statements with relevant information about the risks associated with the entity’s rights in a contract. That is because although both would be subject to credit risk, a contract asset also is subject to other risks, for example, performance risk.

The Registrant’s footnote disclosures in Amendment No. 4 made clear which receivables are considered contract assets. The Registrant has interpreted that ASC 606-10-45-5 permits alternative descriptions for a contract asset provided that there is sufficient information for a user of the financial statements to distinguish which receivables are subject to risks other than solely credit risk. The Registrant has reviewed various public company disclosures and noted diversity in practice among public company industry peers with similar businesses and operations as the Registrant – some having disclosed their accounts receivable and contract assets in a similar manner to that of the Registrant’s financial statements.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Sergio Chinos, Esquire

United States Securities and Exchange Commission

December 10, 2021

Notwithstanding the foregoing, to address the Staff’s comment, in Amendment No. 5 the Registrant has reclassified its unbilled accounts receivable to a separate line item on its combined balance sheets labeled “contract assets” and revised the presentation of its accounts receivable to remove such contract asset amounts. The Registrant has accordingly also revised the disclosure in its combined balance sheet under “Unaudited pro forma combined financial statements” on page 78, in the appropriate entries in the “Management’s discussion and analysis of financial condition and results of operations” on pages 97-99 and 101-103 and in its interim and annual condensed combined balance sheets on pages F-2 and F-20, respectively. The Registrant believes that this reclassification simply reflects the information already disclosed in the footnotes to its combined financial statements.

•

In the notes to your annual and interim financial statements you disclose “Unbilled receivables are not conditional on the Company’s performance” and on page 101 you disclose “the right to consideration not yet invoiced is considered unconditional”; however, these disclosures appear inconsistent with your determination that unbilled receivables are contract assets and your disclosure that at least one component of unbilled receivables will not be invoiced until a project is declared operational. It appears to us that whether contract assets are conditional on your performance or on the performance of a third party, they would be considered conditional. Revise your disclosures to clarify contract assets are not unconditional.

Response: In response to the Staff’s comment, the Registrant has revised the notes to its combined financial statements to clarify that its contract assets are not unconditional on pages F-7, F-9 and F-10 in the case of the interim financial statements and on pages F-25, F-28 and F-29 in the case of the annual financial statements.

•

Although you identify all unbilled receivables as contract assets, we note your unbilled receivables appear to include two components, unbilled receivables that will be invoiced when a project is declared operational and unbilled receivables that will be invoiced based on set billing schedules. As noted above, it appears to us unbilled receivables that will be invoiced when a project is declared operational are conditional contract assets since something other than the passage of time is required before payment of consideration is due. For unbilled receivables that will be invoiced based on set billing schedules, clarify the specific terms of the billing schedules. If billing schedules are based on milestones, it appears to us such unbilled receivables are conditional contract assets since something other than the passage of time is required before payment of consideration is due. If billing schedules are based only on a date certain (conditional based only on the passage of time), it may be appropriate to present those unbilled receivables with accounts receivable.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Sergio Chinos, Esquire

United States Securities and Exchange Commission

December 10, 2021

Response: In response to the Staff’s comment and in connection with the Registrant’s reclassification of its unbilled accounts receivable, in the notes to its combined financial statements the Registrant has disclosed as separate contract assets all unbilled receivables previously disclosed as part of accounts receivable. These unbilled receivables include those that will be invoiced when a project is declared operational and those that will be billed based on a set schedule such as milestones reached or completed rows delivered.

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Please do not hesitate to contact the undersigned at (212) 839-5684 with any questions you may have regarding this confidential submission.

Very truly yours,

/s/ Samir A. Gandhi
Samir A. Gandhi

cc:	Jay Ingram, Securities and Exchange Commission

Dale Welcome, Securities and Exchange Commission

Anne McConnell, Securities and Exchange Commission

Heather Childress, Flex Ltd.

Sharon R. Flanagan, Sidley Austin LLP

Lindsey A. Smith, Sidley Austin LLP

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Melissa S. Rick, Wilson Sonsini Goodrich & Rosati, Professional Corporation